2020–2021

Economic Outlook



2020–2021 Economic Outlook

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 10, 2020

Cover:
Service New Brunswick (SNB 12649)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-1908-0

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including February 28, 2020.

 Think Recycling!

Global Economy

- Global real Gross Domestic Product (GDP) is projected to have expanded by 2.9% in 2019, a slowdown from the 3.6% growth experienced in 2018. According to the International Monetary Fund (IMF), advanced economies grew by 1.7%, while emerging market and developing economies registered growth of 3.7%.

- The IMF is projecting global growth of 3.3% in 2020. Emerging market and developing countries will once again lead in 2020, expanding by 4.4%, while advanced economies are projected to grow at a rate of 1.6%.



- The euro area economy is expected to grow by 1.3% in 2020, due to projected improvements in household consumption, improved growth in Germany and the continued resilience of Spain's economy.

- India and China are once again expected to be the main drivers of growth among the emerging market and developing countries, with their economies projected to expand by 5.8% and 6.0% respectively in 2020. India's economic outlook is expected to pick up in 2020 due to lower oil prices and a combination of monetary and fiscal stimulus. Conversely, growth in China is expected to slow as unresolved tensions with the U.S. and reductions in short-term stimulus within its economy continue to weigh on growth.

- Current IMF projections do not consider the impact the emergence of the coronavirus will have on growth in China and on global supply chains. However, the IMF has indicated that global growth is now expected to fall below the 2019 level of 2.9%, and projections will be revised in the coming weeks.

- The IMF expects growth in the United Kingdom to stabilize at 1.4% in 2020 based on the assumption that there will be an orderly exit from the European Union.

- According to the IMF, the average price of oil is expected to be around $58 per barrel in 2020, a slight decrease from 2019. However, should geopolitical tensions escalate, global oil production could be disrupted and lead to an oil price shock.

- Growth in the world trade volume of goods and services is forecasted to rise to 2.9% in 2020, supported by favourable U.S.-China trade negotiations and diminished fears of a no-deal Brexit. Downside risks remain prominent as intensifying social unrest and continued trade policy uncertainty could lead to a slowdown in global trade growth.

- U.S. economic growth is expected to moderate to 2.0% in 2020, due to uncertain economic relations with its trading partners, a possible decline in support due to further loosening of financial conditions, and as the influence of prior stimulus measures abates.

- The U.S. housing market benefited from federal cuts in borrowing rates and is predicted to record 1.36 million housing starts in 2020. Hence, the sector has shifted from being a drag on growth to a positive contributor to the U.S. economy.

- The U.S. labour market is expected to grow by 0.5% in 2020, while the unemployment rate is forecasted to remain low.

Canadian Economy

- The Bank of Canada estimates the Canadian economy grew by 1.6% in 2019 despite a slowdown in the last quarter. Growth was supported by consumption, stronger exports and increased government investment. However, trade uncertainty, a sharp tightening of global financial conditions, and challenges in the oil and gas sector have limited growth. In addition, housing and consumption softened in late 2019.



Contribution to Real GDP Growth - Canada

Source: Bank of Canada

- According to the Bank of Canada, the loss of momentum in the last quarter of 2019 will spill over to 2020. However, activity is expected to pick up in the first half of 2020, leading to growth of 1.6%.

- Foreign demand, robust immigration, a low unemployment rate, and low interest rates will continue to support the Canadian economy. However, trade uncertainty and the tightening of global financial conditions are expected to limit economic growth.

- Business investment is projected to expand modestly in 2020, driven by a rise in foreign demand and a pending ratification of the Canada-United States-Mexico Agreement (CUSMA). Further support is expected from the digitalization of the economy, a stronger service sector, and healthy business sentiment, particularly outside the oil and gas sector.

- Exports are anticipated to expand, led by an increase in foreign demand. While energy exports are expected to increase, motor vehicle exports are forecasted to decline.

- The consensus of private sector forecasters projects Canada's unemployment rate will remain at 5.8% in 2020 and employment growth is expected to slow to 0.9%.

- The increase to the federal basic personal amount will boost disposable income and support household consumption, while a rise in the working-age population and wage increases will further support growth in household spending.

- Private sector forecasts suggest economic growth will be strongest in British Columbia (+2.2%) and Prince Edward Island (+2.0%). Growth in five out of 10 provinces will be lower in 2020.



- Among New Brunswick's major interprovincial trading partners—Quebec, Ontario and Nova Scotia—economic activity is expected to moderate in 2020. This is because of trade uncertainties and manufacturing declines, which have impacted these three provinces in varying degrees. Consequently, growth projections for Quebec, Ontario and Nova Scotia have been lowered to 1.7%, 1.5% and 1.2% respectively as compared to 2019.

- The Consumer Price Index is expected to increase by 1.9% for 2020, while the Canadian dollar is expected to average around 76 cents US for most of 2020.

- The coronavirus outbreak is expected to cause a decline in economic activity, with a modest drag on GDP. However, the economy should gradually stabilize as the year progresses.

Statistical Summary - Growth Rates[1] (as of February 28, 2020)		
	2018 to 2019	
	N.B.	**Canada**
Population and Labour		
Total Population (July 1)	0.8	1.4
Labour Force	0.8	2.0
Employment	0.8	2.1
Unemployment Rate (%)	7.9	5.7
Participation Rate (%)	61.4	65.7
Wages and Salaries	5.8	4.5
Consumers and Housing		
Retail Trade	2.1	1.6
Consumer Price Index	1.7	1.9
Housing Starts	26.1	-2.0
Business		
Manufacturing Sales	-1.2	0.4
International Exports	3.5	1.1
Building Permits	7.7	2.6
[1] Per cent change unless otherwise indicated. Source: Statistics Canada.		

New Brunswick Economy

- The Department of Finance and Treasury Board estimates real economic growth of 0.8% in 2019, a modest improvement over earlier expectations and comparable to the latest consensus among private sector forecasters of 0.9%.

- Stronger-than-expected growth was observed in exports, population, employment, income, retail sales, and housing starts in 2019. Nonetheless, modest declines were seen in the manufacturing sector and investment in building construction.

- Although exports were down for the first eight months of the year compared to the same period in 2018, a notable increase was observed in the last quarter, mainly attributed to increased production at the refinery in Saint John, bringing exports up by 3.5% in 2019.



- Employment registered growth for the third consecutive year, up by 0.8% in 2019. Growth was mainly supported by gains in information, culture and recreation; construction; and public administration.

- Led by stronger net international migration and positive net interprovincial migration, New Brunswick's population reached 776,827 in 2019, an increase of 0.8%, the highest growth rate recorded in 35 years.

- Driven by healthy income gains in both goods- and services-producing industries, higher-than-anticipated income growth was recorded in New Brunswick in 2019, with average weekly earnings up by 3.4%, surpassing the national average of 2.7%.

- Supported by income growth in the province, retail sales growth in 2019 outpaced the national rate. Seven of the 11 subsectors reported higher sales, with general merchandise stores, and motor vehicle and parts dealers accounting for more than two-thirds of the increase.

- The housing market saw strong gains in the province with housing starts up by 26.1% in 2019, and sales through real estate boards reached a record high.

- Manufacturing activity was down in 2019, mainly attributed to decreases observed in both durable and non-durable goods industries. Wood product manufacturing was also down by 6.1%.

- Investment in building construction in the province declined in 2019 as decreases were registered for both residential and non-residential investment. However, the decline was limited by a strong gain in industrial investment, up by 72.9%.

- In 2020, the Department of Finance and Treasury Board projects real GDP growth of 1.2%, slightly higher than the consensus among private sector forecasters of 0.9%.



- Robust gains in international migration is expected to continue boosting population growth in 2020 and 2021, supported by the Atlantic Immigration Pilot Project and the government's population growth strategy.

- Employment is expected to grow for the fourth consecutive year, increasing by 0.3% in 2020, reinforced by a growing population and an expanding labour force.

- Modest growth is anticipated in the mining sector as Trevali Mining Corporation's technical improvements and investment over the past year support increased production at its Caribou operation. The expected reopening of the Restigouche mine will further support these efforts.

- Should the preliminary decision by the U.S. Department of Commerce to lower duties for most softwood lumber producers by August 2020 be affirmed, and if sustained growth in the U.S. housing market continues, existing pressures in the forestry sector will moderate.

- Activity in the agriculture sector is forecasted to modestly increase as crop production of apples, blueberries, potatoes and cranberries continues to expand.

- Manufacturing and exports are projected to increase in 2020, in anticipation of increased seafood manufacturing and a return to normal production levels at the Saint John refinery. Nonetheless, the negative impact of the shutdown of the Brunswick Smelter in Belledune is anticipated to moderate growth prospects in manufacturing and trade.

- Investment in food product manufacturing is projected to pick up in 2020 and 2021, driven mostly by the development of a new McCain Foods potato production line facility.

- Supported by increased economic growth and a healthy labour market, primary household income is forecasted to grow by 3.3% in 2020.

- Household consumption is projected to grow by 2.4% due to a combination of employment and income gains, and continued low interest rates.

- With the ratification of CUSMA, trade uncertainty is anticipated to decrease, supporting further investment and exports.

- Projects such as Maritime Iron, the development of a small modular reactor industry, and the refurbishment of the Mactaquac dam all represent upside growth potential over the medium-term.

- The emergence and spread of the coronavirus is not expected to have a significant impact on real GDP growth in the province. Nonetheless, it may represent a short-term downside risk to New Brunswick's growth potential.



Net International Migration - New Brunswick

Source: Statistics Canada

- International migration is expected to remain a bright spot for the province, offsetting some of the economic impacts associated with an aging population. For example, recent gains in the New Brunswick labour force were supported by net international migration of people aged 15 to 54, which was 4,846 in 2018-2019, compared to 1,898 people in 2008-2009.

New Brunswick Economic Indicators Growth Rates[1], 2017 to 2024						
	2017	**2018**	**2019**	**2020**	**2021**	**2022– 2024**
Economic Accounts *						
Gross Domestic Product (GDP)	4.4	3.2	2.8	3.7	2.6	2.7
Household Final Consumption Expenditures	4.5	2.6	2.7	2.4	1.9	2.2
Gross Fixed Capital Formation	14.9	4.4	2.0	1.6	2.8	3.0
GDP (real)	2.2	0.8	0.8	1.2	0.6	0.8
Income *						
Primary Household Income	3.0	3.2	3.7	3.3	2.7	2.6
Population and Labour **						
Total Population (July 1)	0.4	0.5	0.8	0.6	0.5	0.5
Labour Force	-1.2	0.2	0.8	0.3	0.1	0.4
Employment	0.4	0.3	0.8	0.3	0.3	0.4
Unemployment Rate (%)	8.1	8.0	7.9	8.0	7.8	7.8
Participation Rate (%)	61.5	61.3	61.4	61.2	61.0	61.1
Other **						
Consumer Price Index	2.3	2.1	1.7	1.9	2.0	1.9
Housing Starts	26.4	0.2	26.1	0.6	-2.3	2.2
Retail Trade	6.8	1.7	2.1	2.0	1.4	1.9
[1] Per cent change unless otherwise indicated. Sources: Statistics Canada and NB Finance and Treasury Board *2019–2024 **2020–2024.						

New Brunswick Economic Indicators

New Brunswick Annual Indicators (as of February 28, 2020)							
					% Change		
Indicators	2016	2017	2018	2019	2016-17	2017-18	2018-19
Labour							
Population 15 Years and Over ('000)	623.4	624.7	627.4	631.4	0.2	0.4	0.6
Labour Force ('000)	388.6	383.9	384.5	387.6	-1.2	0.2	0.8
Employment ('000)	351.5	352.9	353.8	356.7	0.4	0.3	0.8
Full-time ('000)	296.5	301.9	302.6	302.7	1.8	0.2	0.0
Part-time ('000)	55.0	51.0	51.2	54.0	-7.3	0.4	5.5
Goods-producing Sector ('000)	72.8	73.3	73.1	74.6	0.7	-0.3	2.1
Services-producing Sector ('000)	278.6	279.6	280.7	282.2	0.4	0.4	0.5
Unemployment ('000)	37.1	31.0	30.7	30.8	-16.4	-1.0	0.3
Participation Rate (%)	62.3	61.5	61.3	61.4	…	…	…
Employment Rate (%)	56.4	56.5	56.4	56.5	…	…	…
Unemployment Rate (%)	9.5	8.1	8.0	7.9	…	…	…
Average Weekly Earnings ($)	873.98	886.18	911.34	942.02	1.4	2.8	3.4
Wages and Salaries ($M)	14,927.0	15,466.6	16,092.7	17,026.9	3.6	4.0	5.8
Employment Insurance Beneficiaries	42,886	42,788	39,749	40,457	-0.2	-7.1	1.8
Consumers							
Retail Trade ($M)	11,977.9	12,792.1	13,012.9	13,283.2	6.8	1.7	2.1
New Motor Vehicle Sales (units)	44,984	44,801	41,314	40,984	-0.4	-7.8	-0.8
New Motor Vehicle Sales ($M)	1,619.8	1,717.8	1,637.1	1,701.1	6.0	-4.7	3.9
Food Services and Drinking Places ($M)	1,159.4	1,189.3	1,223.3	1,275.7	2.6	2.9	4.3
Consumer Price Index (2002=100)	128.2	131.2	134.0	136.3	2.3	2.1	1.7
Housing							
Housing Starts (units)	1,838	2,324	2,328	2,935	26.4	0.2	26.1
Residential Building Permits ($M)	479.0	477.6	491.2	557.9	-0.3	2.8	13.6
MLS® Residential Sales (units)	7,773	8,207	8,314	9,432	5.6	1.3	13.4
Business							
Manufacturing Sales ($M)	16,257.3	18,743.4	18,536.9	18,308.8	15.3	-1.1	-1.2
International Exports ($M)	10,642.3	12,856.3	12,620.9	13,062.8	20.8	-1.8	3.5
Non-residential Building Permits ($M)	508.9	718.9	561.8	576.5	41.3	-21.9	2.6
Industrial and Commercial ($M)	388.6	456.7	437.9	490.2	17.5	-4.1	11.9
Institutional and Governmental ($M)	120.3	262.3	123.9	86.4	118.1	-52.8	-30.3
Wholesale Trade ($M)	6,236.3	6,508.0	6,465.5	7,174.3	4.4	-0.7	11.0
Mining Production ($M)	374.8	396.9	398.4	373.9	5.9	0.4	-6.1
Farm Cash Receipts ($M)	584.7	615.7	698.1	822.9	5.3	13.4	17.9
Demographics							
Population (July 1)	763,350	766,762	770,921	776,827	0.4	0.5	0.8
Natural Increase (July 1-June 30)	-800	-1,059	-1,257		…	…	…
Net Migration (July 1-June 30)	4,212	5,218	7,163		…	…	…

… Not applicable

MLS® is a registered trademark of the Canadian Real Estate Association

Sources: Statistics Canada, Natural Resources Canada, Agriculture and Agri-Food Canada, and Canadian Real Estate Association.